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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2007

Commission File Number: 0-30150

BUFFALO GOLD LTD.

----------------------------------------------------

(Translation of registrant's name into English)

24th Floor - 1111 W. Georgia Street, Vancouver, B.C. V6E 4M3

-------------------------------------------------------------------------------------------------

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]                                                                 No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Documents Included as Part of this Report

Exhibit No.	Document
1.	News Release dated July 19, 2007

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 19, 2007	BUFFALO GOLD LTD. By: Damien Reynolds --------------------------------------- Name: Damien Reynolds, Title: Chairman of the Board

24TH Floor - 1111 W. Georgia St.

Vancouver, BC, Canada V6E 4M3

Phone: 604.685.5492
Fax: 604.685.2536

www.buffalogold.ca

Trading Symbol:  TSXV – BUF.U

OTC\BB – BYBUF

FWB – B4K

KINBAURI GOLD REPORTS FIRST DRILL PROGRAM AT EL VALLE

INTERSECTS 11.1g/t GOLD AND 2.27% COPPER OVER 25.6 METRES

Vancouver, B.C., July 19th, 2007 – Buffalo Gold Ltd. (TSX-V: BUF.U; OTC-BB: BYBUF; FWB: B4K, “Buffalo”, or “the Company”) is pleased to report that it has been informed by Kinbauri Gold Corp. (TSX-V: KNB, “Kinbauri”) of positive drill results at the El Valle project in Spain.   Buffalo holds a 25.4% strategic interest in Kinbauri as part of the Company’s on-going strategy of aggressively adding value through investing in or acquiring projects and companies that offer considerable growth potential. (See Buffalo news release July 4th, 2007.)  In a news release issued earlier today, Kinbauri reported:

“…the first set of assay results from its drill program at El Valle. The objective of the on-going 7,000m drill program is to define resources to support six years of production, assuming reasonable conversion to reserves.  Area 107 and Black Skarn North are being targeted for their continuity of gold and copper mineralization and proximity to existing mining infrastructure.  Results from the first ten holes, drilled from the existing mine workings, are summarized in the table below.

HOLE(1)	From (m)	To (m)	Thickness(2) (m)	Au (g/t)	Ag (g/t)	Cu (%)	Zone (3) Section
07KV1001	70.30	79.30	9.00	4.5	6.4	0.31	A107
including	73.20	79.30	6.10	5.6	8.1	0.39	10
07KV1001	80.80	85.30	4.50	2.1	9.3	0.85
07KV1002	167.00	173.40	6.40	6.40	27.6	0.99	A107
Including	169.35	173.40	4.05	8.90	36.6	0.91	9
07KV1003	51.60	53.70	2.10	7.60	54.5	2.17	NBS & A107
07KV1003	64.50	69.00	4.50	2.20	6.7	0.69	10
07KV1004	47.80	52.25	4.45	2.80	11.2	0.57	NBS
07KV1004	66.20	69.60	3.40	2.30	13.3	1.50	6
07KV1004	105.20	109.40	4.20	7.30	9.1	1.07
07KV1005	45.30	50.30	5.00	2.10	14.6	0.79	NBS
including	45.30	46.50	1.20	2.37	20.0	1.58	7
07KV1005	78.80	101.20	22.40	1.50	9.7	0.70
including	89.00	90.70	1.70	3.35	22	1.07
07KV1006	83.25	89.15	5.90	3.60	5.0	0.19	NBS & A107
07KV1006	213.95	217.40	3.45	3.70	24.7	1.03	12
including	216.25	217.40	1.15	6.13	36.0	1.35
07KV1007	151.10	152.90	1.80	4.33	7.0	1.16	A107
07KV1007	157.70	166.00	8.30	5.90	102.4	7.68	8
07KV1008	93.85	94.90	1.05	6.23	41.0	1.35	A107
07KV1008	124.70	128.30	3.60	12.3	5.5	0.36	4
07KV1009	65.1	137.1	72.00	5.10	22.9	1.40	A107
including	108.7	134.25	25.55	11.10	47	2.27	11
07KV1010	150.00	154.20	4.20	6.9	18.1	0.98	A107
Including	153.00	154.20	1.20	12.7	7.0	0.46	3

(1) See Schedule A for relative location:  (2) True thicknesses have not been calculated, pending confirmation of geological and mineralization geometry: (3) A107 – Area 107; NBS – Black Skarn North.

These results extend the mineralization at Area 107 (beyond its defined resource area as of March 21, 2007) a minimum of 50m to the southeast, 150m to the west and 100m at depth.  As noted in sections 10 and 12, high copper (sulphide) and gold values coincide with the apparent intersection of the Area 107 epithermal structure and the Black Skarn to the southeast.  The results also suggest that Black Skarn North may be continuous with the Monica Zone some 350 metres to the south.   As of March 21, 2007 Ore Reserves Engineering (“ORE”) estimated (i) indicated resources of 12,000 ounces gold (38,000 tonnes at 9.8g Au/t) and inferred resources of 342,000 ounces gold (913,000 tonnes at 11.6g Au/t) for Area 107; (ii) inferred resources of 73,000 ounces gold and 5,000 tonnes copper (445,000 tonnes at 5.1g Au/t and 1% Cu) for Black Skarn North; and (iii) measured and indicated resources of 203,000 ounces gold and 19,000, tonnes copper (1,426,000 tonnes at 4.4g Au/t and 1.3% Cu) and inferred resources of 17,000 ounces gold and 2,000 tonnes copper (126,000 tonnes at 4.2g Au/t and 1.6% Cu) for the Monica Zone.

The underground drill program is on-going and should be completed in September.  It is being supervised by Mr. Santiago Gonzalez, Kinbauri Espana’s senior geologist with quality control being provided by Dr. C. F. Gleeson, P. Eng., Kinbauri’s Vice-President of Exploration: both qualified persons as defined by N.I. 43-101.

Kinbauri has established an Analytical Quality Assurance Program to control and assure the analytical quality of assays. This program includes the systematic addition of a blank sample, a pulp duplicate and a standard to each batch of 20 samples. The samples are obtained from HQ core sawed in half, crushed, pulverized, homogenized and split in Kinbauri’s on site facility at El Valle. Samples are sent to ITMA’s laboratory in Oviedo, Spain for analyses. In addition 5% of the samples are sent to ALS Chemex’s laboratory in Canada for check analyses. Gold assays are carried out on 30 gram splits using fire assay procedures with an atomic absorption finish.

This press release was prepared by Dr. V.N. Rampton, P.Eng. in his capacity as a qualified person.

About Kinbauri

Kinbauri is a mineral exploration company focused on the development of mineral properties, primarily precious metal prospects in northwestern Spain, Nevada and Canada.  Its immediate focus is to expand and upgrade resources to reserves at the El Valle property in Asturias, Spain with a view to re-starting operations at the mine and mill complex there, and to establish resources to support a mine and mill at Corcoesto in Galicia, Spain where it has an option to earn a 65 percent interest.  It currently has 43,372,320 common shares issued and outstanding; 67,056,236, fully diluted.  Effective July 16th, 2007, Kinbauri’s classification as a mining company was upgraded to Tier 1 by the TSXV.”

For more information on Kinbauri Gold Corp., please see the company website:

www.kinbauri-gold.com .

About Buffalo Gold

Buffalo’s management is dedicated to maximizing shareholder value through growth strategies that emphasize careful opportunity assessment and vigilant project management. Buffalo is aggressively exploring at the Mt. Kare project in Papua New Guinea where the Company has defined a NI43-101 compliant indicated resource of 1.4 million ounces of gold at a 1.0 g/t gold equivalent cut-off. (See Buffalo news release dated June 21st, 2007.)  Buffalo has a portfolio of gold exploration projects in producing and past-producing regions of Australia and recently vended the Company’s Australian uranium properties into Australian uranium explorer Bondi Mining Ltd (ASX: BOM) for a 44% interest in that company.  In July 2007, Buffalo announced a merger with Sargold Resource Corporation (TSX-V: SRG), a junior gold miner with mining and exploration projects in Sardinia, Italy.

To find out more about Buffalo Gold Ltd. (TSX-V: BUF.U), please visit the company website at www.buffalogold.ca .

On behalf of the Board of Directors of

BUFFALO GOLD LTD.

     “Damien Reynolds”

Damien Reynolds,

Chair of the Board of Directors

and Chief Executive Officer

For further information please contact:

Julie Hajduk, Investor Relations

E-mail: julie@buffalogold.ca

Phone: 604.685.5492 or T.F. 1.888.685.5492

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE

This press release contains certain forward-looking statements, which are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected.  Buffalo undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change.  The reader is cautioned not to place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission (“SEC”) permits mining companies in filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company uses certain terms in this news release, such as “indicated resource”, that the SEC guidelines strictly prohibit from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure contained in the Company’s Form 20-F Registration Statement, File No. 000- 30150. The Company’s filings are available on the SEC’s website at http://www.sec.gov/edgar.shtml.